Exhibit 99.1

ALMONTY TO VOLUNTARILY DELIST FROM ASX

DILLON, MONTANA – July 23, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) announces that the Company has requested and received formal approval from the Australian Securities Exchange (“ASX”) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (“Delisting”), subject to the conditions described below. This follows the Company’s decision to delist the common shares of the Company (“Shares”) from the Toronto Stock Exchange (“TSX”) which was announced to ASX on 20 July 2026 and will be effective as of close of trading on 31 July 2026.

The Company expects that the Delisting will occur on 1 September 2026. The Company’s CHESS depositary interests (“CDIs”) will be suspended and cease to trade on the ASX at the close of trade on 28 August 2026. Following the Delisting, the Company’s Shares will continue to be traded on the Nasdaq (under the trading symbol “ALM”) and the Frankfurt Stock Exchange (“FSE”) (under the trading symbol “ALI1”).

Reasons for Delisting from the ASX

The Company is seeking to delist from the ASX due to the low and declining volumes traded on the ASX as compared to that of the Nasdaq and TSX.1 The number of CDIs held on the Australian register have declined to approximately 0.80% of all issued Shares as at 14 July 2026.

The Company believes that the financial, administrative and compliance obligations and costs associated with maintaining the ASX listing are no longer in the best interests of the Company’s shareholders.

Proposed timetable

Date (Australia)	Event
24 July 2026	●	The Company suspends the ability for new CDIs to be issued2

29 July 2026	●	Written communication is sent to CDI Holders containing details of the Delisting and information on the options available to CDI Holders

29 July 2026 –	●	One month notice period of Delisting. During this time, CDI Holders may still:
28 August 2026
● request to convert CDIs into Shares (and continue to do so until the date the Voluntary Sale Facility closes (see below); and/or
● sell CDIs on ASX.

28 August 2026	●	Last day of trading for CDIs on the ASX
(Suspension Date)	●	CDIs are suspended from official quotation after close of market trading on ASX

1 September 2026 (Delisting Date)	●	The Company is removed from the official list of ASX at the close of market trading on ASX

8 September 2026	●	Opening date for Voluntary Sale Facility

6 November 2026	●	Closing date for Voluntary Sale Facility

9 November 2026	●	Opening date for Compulsory Sale Facility

9 December 2026	●	Closing date for Compulsory Sale Facility3

Note: All dates and times in this announcement refer to Australian Western Standard Time (as applicable) and are subject to change and to satisfaction of ASX’s conditions to removal.

1 During the 6-month period ended 14 July 2026, an average of 30,058 CDIs were traded daily on ASX, representing 0.47% of the daily total average Shares traded on Nasdaq and TSX (an average of 6,438,285 Shares traded daily). During the 3-month period ended 14 July 2026, an average of 19,432 CDIs were traded daily on ASX, which represents 0.32% of the daily total average Shares traded on Nasdaq and TSX.

2 The Company has been granted a waiver of ASX Settlement Operating Rule 13.9.9 to allow the Company to suspend the issue of new CDIs during the period commencing on the date of this announcement until the date the Company is officially delisted from ASX. See explanation below.

3 The Compulsory Sale Facility may be closed earlier if all remaining Shares held on behalf of CDI Holders have been sold.

Delisting Conditions

The ASX has provided its approval for Almonty to be removed from the official list of ASX subject to the Company complying with certain conditions set out in Appendix A.

On 29 July 2026, the Company will send a letter to each CDI Holder (and the holders of any options which, upon exercise, convert to CDIs) setting out an overview of the Delisting process as well as the above timetable and the following options available to CDI Holders. The Company is not required to obtain security holder approval for the Delisting.

Options Available to CDI Holders

CDI Holders will have the opportunity to:

(a) Convert CDIs into Shares, listed on Nasdaq

At any time up until the closing date of the Voluntary Sale Facility, CDI Holders may request to convert their CDIs to the Company’s Shares, held on the North American share register, on a 1:1 basis.4

Before requesting to convert, CDI Holders should verify if their current stockbroking arrangements are suitable to allow them to trade Shares on Nasdaq. If CDI Holders wish to convert their CDIs into Shares on or before the Suspension Date, they may do so by:

●	CHESS Holdings: CHESS holder numbers are prefixed with an ‘X’ and are referred to as Holder Identification Numbers (HIN). To convert CDIs into Shares, CHESS holders should contact their sponsoring CHESS participant (usually their broker) to request the conversion, or to convert their CHESS holding into an issuer sponsored holding so that the CDI holder can follow the process for issuer sponsored holdings outlined below; or

●	Issuer Sponsored Holdings: Issuer sponsored holder numbers are prefixed with an ‘I’ and are referred to as Securityholder Reference Numbers (SRN). To convert CDIs into Shares, issuer sponsored holders should complete a CDI cancellation form and return this (together with certified identification documentation where applicable) to Almonty’s Australian CDI registry services provider, Computershare Investor Services Pty Limited (“Computershare”).

The CDI cancellation form can be downloaded from www-au.computershare.com/Investor/#Company by entering the ticker symbol AII.

CDI Holders remaining as at the Delisting Date will still be able to convert their CDIs, if they wish, into Shares up until the closing date of the Voluntary Sale Facility.

(b) Sell CDIs on the ASX

CDI Holders may sell their CDIs on the ASX at any time prior to the close of trading on the Suspension Date by contacting their stockbroker or financial advisor who can arrange the sale. After the Suspension Date, CDI Holders will not be able to sell CDIs on the ASX.

4 For simplicity, this announcement refers to the ability of CDI Holders to request to become the registered holder of the underlying Shares on the Canadian share register as 'conversion of CDIs into Shares'. For further details, please refer to the CDI Communication.

(c) Participate in the Voluntary Sale Facility

Following Delisting, any remaining CDI Holders will be sent an election form to enable them to elect to participate in a voluntary sale facility (“Voluntary Sale Facility”), through which their CDIs will be sold, by a broker appointed by the Company (“Broker”), in the form of Shares on the Nasdaq and the sale proceeds remitted to them in Australian dollars or New Zealand dollars. In addition, CDI Holders who would like to receive their proceeds in other currencies will be able to enroll in Global Wire (an international wire payment service provided by Computershare) to receive the proceeds in their local currency.

The Broker will act independently of Almonty in the execution of the sale of Shares (particularly with respect to selling prices and timing of the transactions). The Company will pay all brokerage and any related costs, levies or fees associated with the sale of Shares on Nasdaq in connection with the Voluntary Sale Facility. Sale price, foreign exchange and tax risk will rest with the CDI Holders who participate in the Voluntary Sale Facility. None of Almonty, the Broker or Computershare gives any assurances as to the price that will be achieved for the sale of Shares under the Voluntary Sale Facility (noting that the market price of Shares is subject to change from time to time), nor of the foreign exchange rate for conversion of sale proceeds, nor makes any representation as to whether Shares will be sold on Nasdaq.

(d) Compulsory Sale Facility

The ASX Settlement Operating Rules grant CHESS Depositary Nominees Pty Limited (CDN) a power of sale over any remaining underlying Shares.

Accordingly, after closure of the Voluntary Sale Facility, the Company will establish a compulsory sale facility (“Compulsory Sale Facility”) to facilitate CDN exercising its power of sale in respect of the underlying Shares held on behalf of any remaining CDI Holders. In other words, the Compulsory Sale Facility will operate by default in respect of any remaining CDI Holders.

To facilitate the Compulsory Sale Facility, the Company will appoint a Broker who will effect the sale of Shares on behalf of the CDI Holder on the Nasdaq. The sale proceeds will be remitted to each remaining CDI Holder, on a pro rata basis, in Australian dollars or (at the participant’s election and subject to having provided a valid bank account) New Zealand dollars, or in a different currency via the Global Wire service.

The Broker will act independently of Almonty in the execution of the sale of Shares (particularly with respect to selling prices and timing of the transactions). The Company will pay all brokerage and any related costs, levies or fees associated with the sale of Shares on Nasdaq in connection with the Compulsory Sale Facility. Sale price, foreign exchange and tax risk will rest with the CDI Holders who participate in the Compulsory Sale Facility. None of Almonty, the Broker or Computershare gives any assurances as to the price that will be achieved for the sale of Shares under the Compulsory Sale Facility (noting that the market price of Shares is subject to change from time to time), nor of the foreign exchange rate for conversion of sale proceeds, nor makes any representation as to whether Shares will be sold on Nasdaq.

If any CDI Holder cannot be contacted, the proceeds will be dealt with in accordance with applicable unclaimed money laws.

Waiver from ASX Settlement Operating Rule 13.9.9

In connection with the Delisting, Almonty has sought and been granted a waiver from ASX Settlement Operating Rule 13.9.9 to allow Almonty to suspend the issue of new CDIs as a result of requests from holders of common shares to convert their holdings to CDIs during the period commencing on the date of this announcement until the date the Company is officially delisted from ASX.

Under ASX Settlement Operating Rule 13.9.9, if Almonty receives a valid message and properly completed transfer document requesting conversion of common shares to CDIs, it must do so within a specified period.

Waivers in respect of ASX Settlement Operating Rule 13.9.9 may be granted where arbitrage opportunities or regulatory issues may arise if conversions to or from registries in different jurisdictions are allowed to proceed in the period surrounding a corporate action. In relation to the Delisting, the waiver has been granted to restrict the ability for holders of common shares to convert their holdings to CDIs in order to take advantage of the Voluntary Sale Facility or Compulsory Sale Facility, which will help facilitate the orderly wind down of the Company’s ASX listing.

Consequences of Delisting

The main consequence of the Company’s Delisting for CDI Holders is that, from the time the Delisting takes effect, CDIs will no longer be quoted or traded on the ASX.

Unless CDI Holders sell their CDIs before Delisting occurs, elect to participate in the Voluntary Sale Facility or request to become the registered holder of the underlying Shares on the North American share register, the Shares underlying their CDIs will be sold, by default, pursuant to the Compulsory Sale Facility as described above.

Further explanatory information will be sent to CDI Holders on 29 July 2026. If CDI Holders have any questions about the Delisting process, please contact Computershare on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time / Australian Eastern Daylight Savings Time, as applicable).

About Almonty Industries Inc.

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release may contain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements are typically identified by words such as “plan”, “seek”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning forecasts and timing relating to the delisting of securities from the ASX.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful completion of commissioning at the Sangdong Mine, the availability of funding for continued development, and the expected trajectory of tungsten prices. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 18, 2026 for the year ended December 31, 2025 and in the Company’s management’s discussion and analysis dated May 11, 2026 for the three months ended March 31, 2026 and 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE AND IS UNDER NO OBLIGATION TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REǪUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & Chief Executive Officer

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Appendix A – Delisting conditions

1.1	The Entity sends a written or electronic communication to all security holders, in form and substance satisfactory to ASX, setting out:

1.1.1	the nominated time and date at which the Entity will be removed from the ASX official list and that:

(a)	if they wish to sell their securities on ASX, they will need to do so before then; and

(b)	if they don’t, thereafter they will only be able to sell their securities on-market on the other exchange or exchanges where the Entity is listed;

1.1.2	generally what they will need to do if they wish to sell their securities on the other exchange or exchanges where the Entity is listed; and

1.1.3	specifically, as its securities are traded on ASX in the form of CHESS Depositary Interests (‘CDIs’):

(a)	the steps holders must take to convert their CDIs to the underlying securities before they are able to sell them on the other exchange or exchanges where the Entity is listed; and

(b)	the steps that will be taken by the CHESS Depositary Nominee if holders do not convert their CDIs to the underlying securities by a nominated date; and

1.2	The removal of the Entity from the ASX official list does not take place any earlier than one month after the above-mentioned communication has been sent to security holders, so that security holders have at least that period to sell their securities on ASX should they wish to do so.